

OFFERING MEMORANDUM

facilitated by



Wicked BOLD LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	Wicked BOLD LLC
State of Organization	TX
Date of Formation	09/18/2019
Entity Type	Limited Liability Company
Street Address	3347 Long Prairie Rd, Flower Mound TX, 75022
Website Address	www.wickedbold.com

(B) Directors and Officers of the Company

Key Person	Deric Cahill
Position with the Company Title First Year	 CEO 2019
Other business experience (last three years)	• **Vice President of Sales** (*Gartner - 2016-2020*) — lead a region of 25 sales executives and 3 sales managers selling technology information & services to end user clients. • **Senior Consultant** (Skaled - 2020-present) - engages in fractional sales leadership roles for companies varying in size from startups to mid-sized organizations.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Deric Cahill	85%

(D) The Company's Business and Business Plan

Our Offerings

We hand-craft "bean to bar" chocolate with premium cacao that we import directly from Belize and package it in resealable 2oz pouches to ensure long-term freshness and short-term snackiness.

- We've deconstructed the BAR of chocolate
- Resealable is IN!
- Extremely competitive price point at $4.99

The Team

Deric Cahill, Co-Founder

Deric is a husband, father, sales leader & serial entrepreneur. Most recently, he has served as the Vice President of Sales for a global technology company and as a senior consultant advising startups and mid-sized organization as it pertains to their sales strategy.

Deric has a strong passion for helping people realize their potential and he strongly believes that action is the greatest equalizer.

Brooklynn Cahill, Co-Founder

Brooklynn brings the passion for health & wellness to Wicked BOLD. Her commitment to transparent foods & sustainable ingredients is the differentiator for Wicked BOLD. The community building around Wicked BOLD is thanks to Brooklynn and her commitment to building an environment of growth.

Forecasted Milestones

We believe in the full year 2022 we will grow our wholesale footprint from 40 to 150 stores representing a revenue run rate of over $300,000 per annum.

- Launched with Whole Foods in June
- Meetings with two major retailers in coming weeks
- Growing audience on TikTok
- Finalist in a CPG accelerator program

Traction & Validation

Hey there! Here's an opportunity to literally put your name on a rapidly growing business! We recently won the confidence of Whole Foods buyers and earned our spot on their shelves in June 2022 and also just secured a partnership with Walmart.

- Launched with 14 Whole Foods stores in Dallas
- TikTok lives seeing 80,000+ live viewers per session
- Launching with 100 Walmart stores in April 2023

Intended Use of Funds

We intend to use this capital to strengthen our core chocolate business and maximize our single brick & mortar location. In order to fuel the next stage of our CPG brand we must make strategic investments into our long-term strategy.

- Lightly remodel our space to support the increase in chocolate production
- Packaging investments for Wholesale distribution
- Payroll capital
- Additional production equipment

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM

REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	October 7, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$190,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Packaging & Display Material	$15,000	$33,600
Raw materials	$2,500	$10,000
Manufacturing space expansion	$10,000	$10,000
Local and in-store marketing	$0	$30,000
Payroll for expanded team	$19,500	$85,000
Travel Budget	$0	$10,000
Mainvest Compensation	$3,000	$11,400
TOTAL	$50,000	$190,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of a Crowdfunding Simple Agreement for Future Equity The securities are being offered at a value of $1 per 1 Crowd SAFE.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of the Crowdfunding Simple Agreement for Future Equity ("Crowd SAFE"), the Terms of which are) attached as Appendix A. Copies of the Crowd SAFE are attached to this Form C

Summary of Terms

Minimum Amount of the Securities Offered	50,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	50,000*
Maximum Amount of the Securities Offered	190,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	190,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100.00
Offering Deadline	October 7th, 2022
Use of Proceeds	See the description of the use of proceeds on page hereof.
Voting Rights	See the description of the voting rights on Crowd Safe Agreement.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company(each an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "Purchase Amount") by (a) or (b) immediately below (the "Conversion Price"):

(a) the quotient of $5,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii)convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) if the valuation of the Company immediately prior to such Equity Financing is less than or equal to $5,000,000.00, the lowest price securities were sold for in the relevant Equity Financing round (see below). The applicable denominator that is used above (either the lowest price per share of Securities sold in such Equity Financing or the SAFE Price) shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities. The "SAFE Price" is equal to $5,000,000.00 divided by the "Fully Diluted Capitalization", which is the aggregate number of issued and outstanding units of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including units of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all units of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, including these Securities, and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs. Such Conversion Price shall be deemed the "First Equity Financing Price".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities (whether Preferred or another class issued by the Company) equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser must select, within thirty (30) days of receiving notice, at the option of the Purchaser, either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of units of the most recent issued Equity Interests (whether Preferred Securities or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Units of Equity Interests granted in connection therewith shall have the same liquidation rights and preferences as the units of Equity Interests issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts subject to the terms outlined in the CrowdSAFE

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor must select, within thirty (30) days of receiving notice, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (or a lesser amount as described above and in the Crowd SAFE)or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing. If the Company's managers or board of directors (if the Company is a corporation) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's managers or board of directors (if he Company is a corporation).

Agency Appointment

Pursuant to the Crowd SAFE, the Investor and Company appoint the Intermediary, and its Associated Persons (as defined in FINRA Rule 1011), as their agent, to act for the Investor and Company and in each of the Investor's and Company's name, place and stead, with full power of substitution, and for its use and benefit, to prepare, and to sign, acknowledge, swear to, deliver, file or record, at the appropriate offices, regulatory agencies or other bodies, any and all documents, forms, certificates, and instruments as may be deemed necessary or desirable by the Intermediary to carry out fully the provisions of the Crowd SAFE and Reg. CF in accordance with their terms, which agency shall survive the dissolution of the Company (the "Agency"). The Agency will be irrevocable until termination of the Crowd SAFE. The Intermediary disclaims, and each of the parties to the Crowd SAFE agree that the Intermediary shall not have, any and all liability or fiduciary duty that might result from the provision and any actions arising out of it. The Intermediary may assign this Agency to an affiliate under common control without consent.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors or equivalent governing body at the time of the Dissolution Event) and all holders of common stock. A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them. In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

● The Company does not have the right to repurchase the Securities.

● The Securities do not have a stated return or liquidation preference.

● The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion

of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

Obligation to Contribute Capital

Once you pay for your Crowd SAFE, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Name of Security	Revenue Sharing Notes
Number of Notes Outstanding	85,200
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How the securities being offered to investors in this Offering differ from the Revenue Sharing Notes	Notes are a debt obligation of the Company whereas the Units represent an equity interest. Debt obligations are entitled to regular payment and have liquidation preference in the event of dissolution.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the Crowd SAFE

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Deric Cahill	85%

How the Exercise of Voting Rights Could Affect You

The directors and/or people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely that your shares will increase in value If they make poor business decisions, it is less likely that your shares will increase in value For example, if they hire too many people and/or try to expand too quickly, the business could be harmed

How the Crowd SAFEs are Being Valued

The Company is offering "securities" in the form of equity the Crowd SAFE., Crowd SAFE's are being offered at a value of $1 per CrowdSafe

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Mainvest Revenue Sharing Note	$34,100		04/01/2025	1.2% of revenue until a 1.4x return is achieved.
Mainvest Revenue Sharing Note	51,100		10/01/2027	2.6% of revenue until a 1.8x return is achieved.

(Q) Other Offerings of Securities within the Last Three Years

April 2021 Rule 17 CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes $34,100. Please refer to the company's Form C/U dated June 7th, 2021 for additional disclosures.

December 2021 Rule 17 CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes $51,100. Please refer to the company's Form C/U dated February 2nd, 2022 for additional disclosures.

(R) Transactions Between the Company and "Insiders"
The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Financial liquidity

Wicked BOLD has a low liquidity position due to its low cash reserves as compared to debt and other liabilities. Wicked BOLD expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$289,000	$335,240	$368,764	$405,640	$446,204
Cost of Goods Sold	$115,600	$139,475	$153,422	$168,764	$185,640
Gross Profit	$173,400	$195,765	$215,342	$236,876	$260,564
EXPENSES					
Rent	$21,996	$22,545	$23,108	$23,685	$24,277
Utilities	$4,680	$4,797	$4,916	$5,038	$5,163
Salaries	$81,600	$83,640	$85,731	$87,874	$90,070
Insurance	$3,600	$3,690	$3,782	$3,876	$3,972
Repairs & Maintenance	$500	$512	$524	$537	$550
Legal & Professional Fees	$1,000	$1,025	$1,050	$1,076	$1,102
Operating Profit	$60,024	$79,556	$96,231	$114,790	$135,430

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has previously raised funds using Regulation Crowdfunding before, however has not been required to file any reports as of the filing of this Form C

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Crowd SAFE".

Additional Information Included in the Form C

	Most recent fiscal year- end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$5,900.00
Cash & Cash Equivalents	$0	$3,100.00
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$91,138.00	$9,000.00
Cost of Goods Sold	$0	$4,000.00
Taxes Paid	$0	$0
Net Income	$-46,703.00	$-10,000.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS,
MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV,
WI, WY, B5, GU, PR, VI, 1V